


www.mamabevs.com



St. Louis Style Buttercake

A Third Generation Family Recipe

Gary Plassmeyer Co-Founder and CEO

As seen on:






We were restaurateurs … We took mom's recipe for butter cake and put it on our menu.

We named the cake after mom since she passed away right before we opened.

Fast forward two years and we now have the opportunity to share cake with the country!

We aim to help make the world a better place and if that means we do that through butter cake then so be it!

- Gary Plassmeyer, Co-founder



Beverly Plassmeyer

Mama Bev



Butter Cake anyone…

Bringing to life an almost century's old recipe known as the decadence and indulgence of St. Louis Style Butter Cake.



Seizing An Under-Met Need

- **St. Louis Style Butter Cake**
- **New EMERGING category**
- **Extended shelf life**
- **Few competitors**
- **Experienced team of CPG vets**
- **Phenomenal traction**



Problem & Solution



THANK you
MAMA BeVs
BEYOND CAKE
AND STILL I RISE
Mama Bev's
BAKERY

Marie Callender's

Sara Lee
CLASSIC CHEESECAKE

No innovation with big brands.

Parents with kids have no time to bake.

Buyers looking for the next big thing.











NOVEL and INNOVATIVE 3-layer dessert.

Thaw, warm and serve!

Grocery shelf turns are ROCKING.







3 launch flavors and over 15 to follow it up with…



Chocolate Chip Cookie



Raspberry

Classic

Gluten Free Classic

Blueberry

Buttermilk Pancake 'n' Syrup







Cookie's 'n' Cream



Red Velvet

Pecan Pie

Crumb Cake

Caramel Apple

Mint Chocolate Chip













Pumpkin

Peanut Butter Cookie







Salted Caramel



OPTION B

Branding and Packaging


MAMA BEV'S
BAKERY
Since 1932
OOEY-GOOEY
CLASSIC
ST. LOUIS
BUTTERCAKE
BUTTERY | FLAKY | RICH
9 Servings


MAMA BEV'S
BAKERY
Since 1932
OOEY-GOOEY
RASPBERRY
ST. LOUIS
BUTTERCAKE
BUTTERY | FLAKY | RICH
9 Servings


MAMA BEV'S
BAKERY
Since 1932
OOEY-GOOEY
CHOCOLATE CHIP
ST. LOUIS
BUTTERCAKE
BUTTERY | FLAKY | RICH
9 Servings

A Heathy And Growing Market

Brands are reinventing comfort foods and inspiring nostalgia. Belgian Boys French Toast, Chubby Snacks' Peanut Butter & Jelly sandwich, and Goodles Cheddy Mac to name a few .



TAM

Frozen Bakery Products, Global, 2021

$22.3B of Total Revenue

Source: Markets and Markets.com Published Date: Apr 2021 | Report Code: FB 1249

- The US frozen bakery market value is anticipated to cross USD $7.8B (SOM) by 2025, according to a new research study published by Global Market Insights Inc.
- Serviceable Obtainable Market (SAM)of thaw and serve cakes is $2.7B by 2025.
- Indulgent snacking is currently outpacing healthy snacking at a national level.

How Will We Do it?



Getting The Word Out...

- Develop relationships with 2-3 key accounts in 2-3 key markets
- Move into Food Service
- Direct to Consumer push
- Then what?
  - National grocery expansion, Mass, C-Store, Club, and Drug
  - Expanded foodservice
  - National DTC expansion













Our Brand Strategy





WHO WE ARE

Christian based group of recovered alcoholics, anxiety and mental health sufferers with and awesome cake!

WHAT WE DO

We bake the most decadent, indulgent, flaky, buttery, ooey gooey cake on the market.

HOW WE WILL DO IT

Get out into the community, introduce the cake to everyone, and go DTC to B2B through e-comm and grocery retail.







Up, Up and Away...
Sales Growth is expected to be STRONG!



Revenue ($M)

Margin

- Retail
- TV Shopping
- Ecommerce
- Gross Margin

Current Competition



MAMA BEV'S
BAKERY
Since 1944
OOEY-GOOEY
CHOCOLATE CHIP
ST. LOUIS - STYLE
BUTTER CAKE
BUTTERY | FLAKY | RICH
6 Servings Net Wt. 15 oz. (425g)
SERVING SUGGESTION

Decadent and Indulgent

High-end indulgence with exceptional look and branding

Short Shelf-life

Long Shelf-life

Ooey Gooey
Original
BUTTER CAKE
Prairie City
NET WT. 2 OZ. (57g)

Can be found in a gas station

Basic and Bland

Growth And Expansion

Current Customers



2023 and beyond



- National brand exposure through QVC with an average cake sell price of $13
  - Top 1% of brands to make it to 10+ airings
  - 4 successful airing sell outs – 8000 units per 8-minute airing
- Food service partner with GFS
  - Extended product offering

L
- Access to over 6000 doors
  - Single serve package release
  - Break even projected Q1 2024
  - 40% gross margin projected Q1 2025
  - **Distribution partners with AWG, UNFI, Certco, KeHE and Gordon Food Service**



Leadership Team

We're equipped to take this company from seed to exit.











Gary Plassmeyer

- Founder and CEO
- 20-year restaurant vet with high volume corporate chain experience with the Texas Roadhouse.
- Serial entrepreneur on 3rd start up with Mama Bev's, 9th Slice Pizza and Thermonator Holdings.
- Specializes in operations, brand development and visionary build out.

Alycia Pogreba

- Director of Operations
- 15-year restaurant vet with high volume start up experience with 9th Slice Pizza
- Specializes in product development, production line management and customer relations.

Scott Corsi

- Chief Commercialization Officer
- 25-year FAB industry vet with The Merco Group, SPC Product Consulting and Catapult Commercialization Services
- Specializes in sales, marketing, broker relations, margin analytics, product and brand development.

Jim Cain

- Chief Development Officer
- 30-year FAB industry vet with Kraft, Campbells, Del Monte and Maine Flavors.
- Specializes in developing strategic approaches and implementing creative technical solutions for product formulations, process developments, and packaging advances.

Carter Welch

- Chief Marketing Officer
- 30-year FAB industry vet with Proctor and Gamble, Brach's Candies, Pillsbury and the Fig Tree Group
- Specializes in marketing, revenue optimization, negotiating, change management, scaling for growth, biz dev, building teams, streamlining business processes, and brand management.

Ryan Calton

- Chief Financial Officer
- 20-year finance industry vet with Brewer Co, Hampel Corp and Baker Tilly.
- Specializes in mergers and acquisitions, new product development and go to market, and smart systems to support data-driven decision making.

Advisory Board

We're equipped to take this company from seed to exit.

     



Andrew Baer

- Founder
- 15-year beverage wholesaler owner with Anheuser Busch.
- Serial entrepreneur on 4th start-up with Mama Bev's, 9th Slice Pizza, Thermonator Holdings and Advanced Learning Center.
- Specializes in logistics and facility management.

Penny Arvanetes

- Advisor and Board Member
- 30 year cross-industry business and marketing professional with Fluor Daniel; BI-LO Center; The Palmetto Bank, SoftwareONE
- Specializes in strategic marketing; brand alignment, communications and public relations.

Jamie Valenti Jordan

- Advisor and Board Member
- CEO of Catapult Commercialization Services
- 20-year FAB industry vet with General Mills, Del Monte and Campbells.
- Specializes in developing and executing aligned marketing and operations plans centered around novel food and beverage products.

Tino Arvanetes

- Advisor and Board Member
- VP of Wealth Management for PNC Bank
- 35-year finance industry vet with BMO, Johnson Financial, US Bank and PNC.
- Specializes in business banking and investor relations and loan adaptation.

Mikhail Palatnik

- Chairman and Advisor
- VP of Product Development for Zywave
- 20-year software industry vet with Accenture, CoreLogic and Zywave.
- Specializes in product management, data & analytics and P&C insurance.

Brad Rostowfski

- Advisor
- Founder for Food Finance Institute and FaB Wisconsin
- 35-year FAB industry vet with Kraft, Sargento and Palermos Pizza.
- Specializes in new product development, marketing, engineering management, integrated systems design and cross functional management.



Use Of Funds

How we will use the money

- Build our inventory.
- Hire some awesome people.
- Give us some runway to grow.
- Allow us to continue our community work.











NEW! St. Louis Buttercakes
FREE SAMPLES

Stay Healthy

MAMA BEV'S BAKERY
Since 1944
RICH & CREAMY
OOEY-GOOEY
Melt in your mouth
RASPBERRY
ST. LOUIS - STYLE
BUTTER CAKE
BUTTERY | FLAKY | RICH
6 Servings Net Wt. 15 oz. (425g)
SERVING SUGGESTION

Major Milestone's














Launched Jan 2020

After closing the restaurant and refocusing our efforts, we launched Mama Bev's in 1-year.

Q3 2020

SIGNED DISTRIBUTION contract with Greco & Sons, Sysco and GFS on regional and national level.

Q1 2021

Secured our first grocery store chain. Jewel Osco opened up 188 stores.

Q3 2021

Introduced St. Louis Gooey Butter Cake to the nation.

Have had over 10+ successful airings!

2022

Gained WI state acceptance with Woodman's, Metcalfe's and Certco Distribution.







Thank You

Let us know if you are interested in this opportunity; we'd love to send you some St. Louis Buttercake!

www.mamabevs.com

Gary Plassmeyer   **Based in Milwaukee, WI**

Co-founder/CEO   (414) 467-8905

gary@mamabevs.com